January 7, 2025

Geoffrey Gwin
Chief Executive Officer
Eastside Distilling, Inc.
755 Main Street
Building 4, Suite 3
Monroe, CT 06468

        Re: Eastside Distilling, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed January 3, 2025
            File No. 333-283816
Dear Geoffrey Gwin:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed January 3, 2025 Executive Compensation, page 83

1. Please update your compensation disclosure to reflect the fiscal year ended December
       31, 2024.
       Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any questions.



                                                            Sincerely,
 January 7, 2025
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